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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13 )*

ALPHARMA INC.
(Name of Issuer)
Class A Common Stock, par value $.20 per share
(Title of Class of Securities)
001629 10 4
(CUSIP Number)
STEIN AUKNER
A.L. INDUSTRIER ASA
HARBITZALEEN 3 0275 OSLO
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 24, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	001629 10 4	Page	2	of	5

1	NAMES OF REPORTING PERSONS: A.L. Industrier ASA

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Norway

	7	SOLE VOTING POWER:

NUMBER OF		11,872,897

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,872,897

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,872,897

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

AMENDMENT NO. 13 TO STATEMENT ON SCHEDULE 13D
     Pursuant to Rule 13d-2(a) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned (“Industrier”) hereby files this Amendment No. 13 to its Schedule 13D Statement dated February 10, 1997 (as amended from time to time, the “Schedule 13D”) relating to the Class A Common Stock, par value $.20 per share, of Alpharma Inc. (the “Issuer”) to amend the items and schedules set forth herein. No amendment is made to the items or schedules not set forth below. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.
ITEM 4. PURPOSE OF TRANSACTION
     Subject to such actions as may be taken pursuant to the Issuer’s Board of Directors carrying out its responsibilities in the normal course, and except as disclosed below, Industrier has no current intention to execute transactions that would result in:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors (except as may occur at the next annual meeting of the Issuer) or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer’s business or corporate structure;
     (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j) Any action similar to any of those enumerated above.

(Page 3 of 5)

     Nothing herein is intended to limit Industrier’s right and ability to suggest to the Issuer a plan or proposal for any such action in the future and to exercise its voting rights in its discretion as holder of the Class B Common Stock, par value $0.20 per share (the “Class B Common Stock”), of the Issuer to elect a majority of the Issuer’s directors. Notwithstanding anything to the contrary contained herein, Industrier may consider proposals in the future that would result in the disposition of securities of the Issuer. Industrier has been engaged in discussions with the Issuer and other parties regarding the possible sale of its Class B Common Stock. No agreement has been reached and Industrier cannot conclude at this time whether any agreement will be reached. It is possible that certain of the other parties which have been in discussions with Industrier could attempt to engage in transactions that could result in one or more of the actions enumerated in (a)-(j) above.
     Industrier issued a press release on November 24, 2006, an English translation of which is filed as Exhibit 1.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
     Exhibit 1 — English translation of press release issued by Industrier on November 24, 2006.

(Page 4 of 5)

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: November 28, 2006

A. L. Industrier ASA

By:	/s/ Stein Aukner

Name: Stein Aukner
Title: Managing Director

(Page 5 of 5)